March 14, 2012

VIA EDGAR (Correspondence Filing)

Mr. John Grzeskiewicz Senior Counsel U.S. Securities & Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:

Northern Lights Fund Trust III (the “Registrant”)
File Numbers:  333-178833, 811-22655

Dear Mr. Grzeskiewicz:

On behalf of the Registrant, this letter responds to your comments in a letter dated January 26, 2012 with respect to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) and the Lifetime Achievement Fund, a series of the Registrant (the “Fund”). Your comments are set forth below and each is followed by the Registrant’s response.

General Comments

1.  Comment:

Please supply the undersigned with copies of any exemptive application and any no-action request the Fund has submitted, or will submit, in connection with registration of its shares.

Response:

The Fund has not, and does not expect to, submit any exemptive order applications or no-action requests in connection with the registration of its shares.

2.  Comment:

Please review and revise the prospectus where necessary so as to conform to the Commission's plain English requirements of Rule 421 under Regulation C under the Securities Act of 1933.  See Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998).

Response:

The Registrant has reviewed the registration statement and believes that the language included therein conforms to the Commission’s plain English requirements.

3.  Comment:

We may have more comments on disclosure included in any subsequent pre-effective amendment.

Response:

The Registrant understands that the Commission staff may have additional comments based on subsequent disclosures.

4.  Comment:

All registrants are reminded of their obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the Investment Company Act of 1940 (the “1940 Act”).

Response:

The Registrant will file a copy of its fidelity bond pursuant to Rule 17g-1(g) under the 1940 Act.

PROSPECTUS
Fees and Expenses of the Fund

5.  Comment:

Please explain, in your written response to these comments, whether the Fund intends to continue to operate consistently with language in the Predecessor's fee table which states "The fee has been restated to reflect the fact that the Fund will no longer purchase Investment Funds that have a 12b-l fee".

Response:

The Fund’s adviser has confirmed to us that, where an Investment Fund selected for investment by the Fund has a class of shares available without a 12b-1 fee (e.g., institutional class), the Fund will purchase shares of that class; however, if the selected Investment Fund does not have a class of shares available without a 12b-1 fee, the Fund may still purchase shares of the Investment Fund and any 12b-1 fees received from the Investment Fund will be remitted to the Fund.

6.  Comment:

Please revise the "Other Expenses" lines, consistent with Item 3.3(c)(iii) of Form N-1 A, by including a total of all "Other Expenses" since you have subdivided this caption into subcaptions.

Response:

The fee table has been revised to include a line captioned “Total Other Expenses”.

7.  Comment:

For the sake of greater readability of the fee table, we suggest indenting the caption and percentages under "Other Expenses".

Response:

The caption and percentages under “Other Expenses” have been indented.

8.  Comment:

With respect to the first footnote to the fee table, please explain to the staff in your response letter why the expense information is being restated.  Are these expenses not going to be the same as the Predecessor's?  If not, why are they going to be different?

Response:

The Fund’s expenses have been restated to reflect the fact that, in connection with the Fund’s reorganization, the Fund will be employing different service providers with different fee schedules than the previous service providers.

Principal Investment Strategies

9.  Comment:

Disclose the maturities of fixed income securities in which the Fund may invest.  If the Fund can invest in fixed income securities of any maturity, provide disclosure to that effect.

Response:

The second sentence of the first paragraph under “Principal Investment Strategies” has been revised as follows: “The Fund may invest without restriction as to capitalization, credit quality, or country of an issuer, or maturity of a fixed income security.”

Who Should Invest in the Fund

10.  Comment:

The language in the "Who Should Invest" and "Who Should Not Invest" is largely innocuous and generic and fails to address the risks of investing in a mutual fund that can invest without restrictions in junk bonds, among other things.  Please revise the disclosure accordingly.

Response:

The Fund’s adviser believes it is important to convey to potential investors the importance of having long-term financial goals and that they should not invest in the Fund if they are not willing to accept significant short-term fluctuations in the value of their investment in the Fund.  The Registrant believes that the disclosure appropriately describes for investors the types of investment goals that may be consistent with an investment in the Fund, as permitted by the instruction to Item 4(b)(1)(i) of Form N-1A.

11.  Comment:

The disclosure states that investors "seeking a core investment to act as a foundation for their equity portfolio" should invest in the Fund.  This is both unclear and possibly misleading, given that the Fund may invest without limit in fixed income securities.  Please revise this statement.

Response:

The third bullet point under “Who Should Invest in the Fund” has been deleted.

Performance

12.  Comment:

The Fund uses the S&P 500 Index as a "supplemental" benchmark index.  Form N-1A allows the Fund to include one or more indexes in addition to the primary broad-based securities market but it also requires that there be information in the narrative accompanying the performance table and bar chart (e.g., by stating that the information shows how the Fund's performance compares with the returns of funds with similar investment objectives).  See Item 4, Instruction 2(b).

Response:

Item 4(b)(2)(iii) requires that the Fund present “the returns of an appropriate broad-based securities market index as defined in Instruction 5 to Item 27(b)(7)” without narrative explanation, presumably because the nature of such an index will be readily understood by the reader.  Instruction 5 to Item 27(b)(7) requires that the index presented be “one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The Registrant has included the returns of the MSCI World Index to satisfy such requirement.  The Registrant believes that the S&P 500 Index also satisfies the definition in Instruction 5 to Item 27(b)(7).  Instruction 2(b) to Item 4 permits the Fund to include an index that is not a broad-based securities market index, provided that an appropriate narrative explanation is provided. The Registrant understands Item 4 to permit the presentation of more than one index, but to only require a narrative explanation regarding the index if it is not “a broad-based securities market index.”  The Registrant believes that the staff’s position that a narrative explanation of the S&P 500 Index must be provided, but a narrative explanation of the MSCI World Index is not permitted, could cause unnecessary confusion for readers who would otherwise have understood that each index is “a broad-based securities market index.”

Purchase and Sale of Fund Shares

13.  Comment:

Delete the last sentence of the first paragraph and the second sentence of the second paragraph in this section because such disclosure is not required in the Fund Summary.  However, the information in these two sentences may be provided outside the Fund Summary.

Response:

The above-referenced sentences have been deleted.

HOW SHARES MAY BE PURCHASED

14.  Comment:

In the "Note" following the first paragraph of this section change "insufficient Fund" to "insufficient funds".

Response:

The requested correction has been made.

FREQUENT PURCHASES AND REDEMPTION OF FUNDS SHARES

15.  Comment:

Item 11(e)(3)(iii) of Form N-1A requires that each of the policies and procedures for deterring frequent purchases and redemptions be described with specificity.  (emphasis added).  For example, disclose the specific numbers of purchases, redemptions, and exchanges that may be made within a given time period, the minimum holding period before an investor may make an exchange into another fund, etc.

Response:

The following has been added to the end of the second paragraph of the section entitled “FREQUENT PURCHASES AND REDEMPTIONS OF FUND SHARES”: “To protect long-term shareholders from the negative effects of market timing by other shareholders, the Fund will impose a 2.00% redemption fee when an investor redeems shares of the Fund that were held less than 90 days.  Any redemption fees will be paid directly to the Fund to offset the costs of short-term trading.”  In addition to the Fund’s redemption fee policy, the Registrant’s policies and procedures are designed to give the Registrant discretion to identify other circumstances that could be construed as market timing.  The Registrant further believes that adopting policies or procedures with specific metrics, and publicly disclosing those metrics, could provide a road map for persons seeking to engage in market timing activities without drawing attention to the transactions involved.

DISTRIBUTION OF SHARES

16.  Comment:

The staff has on numerous occasions expressed concerns about the propriety of the distribution arrangements between the Predecessor Fund and its then distributor, an affiliate of the Investment Adviser, notably the payment by Investment Funds of "dealer reallowances" to that affiliate and possible payments of duplicative and undisclosed fees.  Please confirm in your written response to these comments that (a) the prior distribution arrangements have been terminated, (b) that the Investment Adviser's affiliate is no longer receiving "dealer reallowances" or other fees from the Investment Funds, and (c) that the distribution arrangements with the new distributor do not present the issues and concerns that the staff had found in the previous arrangements.

Response:

Effective December 30, 2011, the Predecessor Fund terminated the services of Manarin Securities Corporation (“MSC”) as the Predecessor Fund’s distributor and effective January 1, 2012, the Predecessor Fund employed Northern Lights Distributors, LLC (“NLD”), an unaffiliated broker-dealer, as the Predecessor Fund’s distributor.  NLD will continue to serve as the Fund’s distributor after the reorganization. Further, because the Fund will purchase no-load (or load-waived)  shares of Investment Funds whenever available, such no-load (or load-waived) shares will not generate any dealer load re-allowances to MSC.  However, because the Investment Adviser may determine that it is in the Fund’s best interest to purchase shares of an Investment Fund that does not have a no-load class of shares, MSC will receive a dealer re-allowance of up to 1.00% on such investments, as permitted under Rule 17e-1 and reviewed and approved quarterly by the Trust’s Board of Trustees. Additionally, as stated above, if the Fund purchases shares of an Investment Fund that does not have a class of shares without a 12b-1 fee, any 12b-1 fees received will be remitted to the Fund. The Registrant does not believe that the Fund’s new distribution arrangements with an unaffiliated distributor present the issues and concerns that the Commission staff had found in the previous arrangements.

17.  Comment:

The staff will need to review the 12b-l Plan and the Fund's agreement with distributor before this registration statement can become effective.

Response:

A copy of the Fund’s distribution agreement with Northern Lights Distributors, LLC and 12b-1 Plan will be included as exhibits to the Fund’s Pre-Effective Amendment to its Registration Statement on Form N-1A.

Statements(s) of Additional Information
INVESTMENT STRATEGIES AND RISKS

18.  Comment:

Some investments and practices described here are not mentioned in the prospectus.  To the extent that the Fund intends to engage in such investments and practices so that they might materially affect the performance of the Fund or the decision of an investor to purchase shares, such investments and practices, and their accompanying risks, should be discussed in the prospectus.

Response:

The Registrant believes that each of the Fund’s principal investment strategies and their accompanying risks are discussed in the Fund’s prospectus and that the additional investments described in the Fund’s statement of additional information are not individually expected to materially affect the Fund’s performance or the decision of an investor to purchase shares.

DISTRIBUTION OF SHARES

19.  Comment:

In the sixth paragraph of this section, it is disclosed that the Distributor receives "dealer reallowances" from Investment Funds that normally impose a front-end sales at the time of purchase.  Is this an inadvertent transference from the Predecessor Fund's statement of additional information?  If this is not an error, please explain in your response letter why this does not raise the same concerns that arose with the Predecessor Fund's distribution arrangements.

Response:

The fourth through sixth sentences of the above-referenced paragraph have been deleted.  The disclosure regarding the Distributor receiving dealer reallowances was an inadvertent transference from the previous statement of additional information.

* * *

The Registrant has authorized us to convey to you that the Registrant acknowledges:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

•

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact JoAnn Strasser at (614) 469-3265 if you should require any further information.

Sincerely,

/s/ Thompson Hine LLP

Thompson Hine LLP